TULTEX CORPORATION                                                 EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)
                                                                                                              Nine Months
                                                                    Year Ended                                   Ended

                                          Dec. 30      Dec.29      Dec. 28      Jan. 2      Jan.1         Oct. 2      Oct. 1
                                            1989        1990         1991        1993        1994          1993        1994
Income (loss) before income taxes
   and cumulative effect of
   accounting change                       $13,416     $30,270      $10,767     $20,251      $9,091        $5,823      ($884)

Interest on indebtedness (C)                12,504      15,162       11,414      13,540      16,996        12,337      13,203

Amortization of deferred debt
   issue costs                                   0           0            0         106         268           159       1,205

Portion of rental expense representative
   of the interest factor  (33%)             3,029       3,724        4,103       4,565       5,031         3,703       3,444

Total fixed charges                         15,533      18,886       15,517      18,211      22,295        16,199      17,852

Income (loss) before income taxes and
cumulative effect of accounting
change and fixed charges (C)               $24,719     $42,832      $23,934     $38,462     $31,386       $22,022     $16,968

Ratio of earnings to fixed charges            1.59        2.27         1.54(B)     2.11        1.41          1.36       (A)


COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED
CHARGES AFTER ADJUSTMENT
FOR DEBT ISSUANCE

Income (loss) before income taxes and
cumulative effect of accounting
change and fixed charges, as above (C)                                                      $31,386                   $16,968

Fixed charges, as above                                                                      22,295                    17,852

Adjustments:

   Estimated net increase in interest
   expense from refinancing                                                                   3,090                     3,307

   Estimated net increase (decrease)
   in amortization of deferred debt
   issue costs                                                                                  133                     (353)

Total pro forma fixed charges                                                               $25,518                   $20,806

Pro forma ratio of earnings to fixed charges                                                   1.23                      (D)

(A) Earnings did not cover fixed charges by $884 for the nine months ended October 1, 1994.

(B) Included in earnings for the year ended December 28, 1991 was a nonrecurring gain of $4,014 before income taxes related to the sale of facilities. If such sale had not occurred, the ratio of earnings to fixed charges would have been 1.28.

(C) Interest on indebtedness includes capitalized interest of $4,230, $6,324, and $2,350 for the years ended Dec. 30, 1989, Dec. 29, 1990 and Dec. 28, 1991, respectively. This capitalized interest has been excluded from "Income (loss) before income taxes and cumulative effect of accounting change and fixed charges".

(D) On a pro forma basis, earnings did not cover fixed charges by $3,838 for the nine months ended October 1, 1994.